

The World's First

got produce?®

Investor MOI

Table of Contents



The World's First got produce?®

Intelligent Hydroponics

Executive Summary

The agriculture industry today is faced with a looming challenge to produce more food with fewer resources, and meet the growing consumer demand for local food.

Hydroponics' can help, but current systems are expensive, difficult to use, and limited to certain crops.

Got Produce, bridges the gap between local market demand and fresh production by using Intelligent Hydroponic Systems to create a just-in-time production model for local buyers.

Since 2005, we have been successfully growing and selling fresh veggies using NASA inspired technology. Our systems are affordable, easy to use and the most versatile on the market- able to grow almost any crop anywhere!

Active in 7 countries, we are now ready to share our success in the US and are seeking $500k funding to install our new US flagship greenhouse!



"Deborah and Got Produce? have the quality produce that chefs, such as myself, get very excited about."
-Michael Hodgins,
Bon Appetite

Meet the Founder
This is my story...



Deborah Walliser, Founder & CEO
M.Ed., M.A., B.S.

Twenty years ago, I began my career studying hydroponic systems with NASA. Driving to work one day I witnessed wasteful farming practices and decided to do something about it.

A year later, I designed the first smart commercial hydroponic system to reduce water use and increase yields for tree crops.

Fueled by success, I designed and built the first deep water hydroponic system for fruit and veggies in Arizona to withstand extreme temperatures and harsh water.

At the same time, I was developing a kick-ass network of food buyers, from fortune 500 companies to five-star chef's, and heard first hand of the production challenges for local food.

Seeing a solution, I invented and patented the elusive 'intelligent multi-crop' greenhouse technology, the magic behind the company, and began selling systems in arid climates around the world. Join me in bringing this technology back to the US!

Milestones

Milestones in Brand History



1st Produce Sales, Arizona
Built and operated 1st produce greenhouse Developed 1st rev of technology

Pivot to Franchising
Developed Franchise concept/ began patent process

1st Seed Funding
Monterey Bay Business Plan Competition Winner

International Success
Sold franchise license's and greenhouse's in 7 countries

Return to US markets
Founded US franchise company

2005   **2010**   **2012**   **2013**   **2017**

> **Beginning technology**
Owned and operated 1st greenhouse facility, began selling products under the Got Produce Brand. 1st technology proof of concept.

> **Patents**
2015 Awarded US patents for the deep water hydroponic and control systems.

> **US Franchising**
US Franchise company founded Jan, 2017 and commenced registration in target states

Mission



Reduce Water Use

Reduce Chemical Use

Reduce Carbon Footprint

Increase Local Food Production

Empower Local Communities

We believe in preserving our natural resources by using hydroponic methods to grow superior quality produce in a fraction of the space, using a fraction of the resources for local communities.

We create solutions to alleviate the carbon footprint of agriculture by growing locally and reducing the amount of water consumed by the agriculture industry by growing hydroponically.

We revolutionize the production and distribution of produce by growing locally, using new hydroponic technology and old fashioned multi-cropping systems.

Business-in-a-Box

Equipment + Technology + Training



Got Produce started with a very simple premise; make local food production easy and affordable by;
1) modernizing hydroponic technology and 2) creating uniformity in production and distribution.

They quickly realized there is more opportunity in the world than being just a greenhouse grower.

By franchising the concept they became the worlds first, one-of-a-kind, business-in−a-box hydroponic produce company with a global customer base.

Competitive Advantage

Physiological Engineering

Some companies focus on genetic modification or harsh chemicals to gain higher yields which can alienate consumers. Our system is based on understanding the natural physiological process's in each plant.

Physio-engineering or physiological stimulus method applies a series of specific growth conditions, in a specific sequence, to achieve the optimum results for each plant. This sequence is created real time within the changing parameters of the greenhouse, responding to the exact location, water and crop selection using our series of hardware and software.

The data from the sensors indicate active and non-active plant processes and the controller responds by altering or inducing a set of physiological responses that optimize growth and health while reducing process inefficiencies.

Better results, better yields, better earth.

Technology Overview



Remote Computer
Central Server
Local Tablet Controller (iPAd or Android)
Local Router (with WiFi)
Main Controller
Weather Station
Pond Control Module
Vining Control Module
Environment Control Module
Pond Sensor Module
Vining Sensor Module
Mix Controller
Mix Controller
FertA Pump
FertB Pump
FertC Pump
Acid Pump
Legend
Cat 5e Cable
WiFi Connection
Multi Conductor Cable

Central Intelligence Server (CIS) eliminates learning curve & creates instant control for new growers.

Distributed (NEMA4) Modules

Pump Capabilities

- Customized and hand crafted modified fuel injector technology enables the most precise and versatile fertilizer and acid injection in the industry: Inject 1.28 ml/ $1/10^{th}$ S

- Proprietary injection allows multi-crop systems and superior pump life with relatively zero maintenance. Handles direct acid concentrate for use in any location, crop or extreme water conditions



Patent Pending Drain Trays

- Custom extruded drain system works with standard 15 cm and 20 cm growing material and hydro stacker units.

- Requires no tools for install and fits any existing greenhouse pattern. Reduces drain costs by 65%




Dual Hydroponic System
Deep Water & Drip Systems Combine Efficiency

   

- Deep water pond system for lettuces and leafy greens is combined with drip systems for total crop efficiency by reducing energy costs

- Drip systems communicate with high-precision nutrient delivery pumps automated by CIS Controller to grow multiple crops with less water

- Polycarbonate covering blocks UV and far IR radiation, increases light transmission and diffusion. Eliminates need for additional lighting

Additional Assets

- Custom Planting Diagram for every bay

- Wiring Diagram

- Irrigation Diagram

- Pond Construction Diagram

- Covering installation Instructions

- List of all warranties

- All material cleared for Export/Import including seeds

- Training and Food Safety SOP





User Portal

Private Intranet and Remote Access Features



Grower Training

Mandatory and refresh course training ensures consistency of all locations

Access Support

Sales or technical questions

Operations Monitoring

Monitors maintenance and irrigation procedures to ensure smooth operations

Greenhouse Controller

Change crop type or operations remotely

The World's First

got produce?®

Produce





got produce?®

Brand Awareness

Entrepreneurial
Chef
FranchiseTimes
Meet four emerging players in the services niche
Trade FOREX With The Most Reliable Broker
Hydroponic Farming In Africa: Growing more with less

Got Produce has grown by word of mouth since inception through produce sales and pilot project demonstrations, with zero money spent on PR and marketing.

Both the brand, and its founders, have appeared on several national and international websites, blogs, radio and TV programs, in addition to appearing in newspapers and magazines around the world.

From Fox News in the U.S. to CNBC in Africa and the World Bank. From being named them one of the top four, up and coming franchises to watch in 2017 by Franchise Times Magazine, to Entrepreneurial Chef magazine; the brand has excited followers on every continent!







The Mercury News
The Newspaper of Silicon Valley

FOX

CNBC

THE WORLD BANK

Local Food

Delivery to Local Markets Within 3 Hour Radius



Hydroponics is the best way to satisfy the growing consumer demand for fresh local produce.

"The number of regional food hubs, (enterprises that aggregate locally sourced food to meet wholesale, retail, institutional and even individual demand) has increased almost threefold since 2007"
-USDA, RDC

" I was so impressed by the versatility in the number of products that could be grown. This type of system enabled us to quickly meet client needs for weekly and seasonal menu changes."
- LA & SF Specialty
Greg Bird


Bell Peppers & chilies


Beefsteak Tomatoes


Heirloom Eggplant


Arugula


Green Leaf, & Red Oakleaf Lettuces


Heirloom Tomatoes

Uniform Packaging
Ensures Brand Consistency and Food Safety

Each greenhouse is independently owned and operated, creating <u>local buyer loyalty</u>

Maintains consistent production standards that wholesale & retail buyers need.

Assures each greenhouse grower meets food safety standards.



From Our Buyers







LA & SF SPECIALTY
June 3, 2016
To Whom It May Concern:
Please consider this a letter
LA & SF Specialty first began
produce from Deborah's hyd
clients in Arizona, California
Deborah created, produced
At LA & SF Specialty we work
partners to bring our custom
culinary needs and applicati
produce, we found the Got P
produces year round and m
LA & SF Specialty was also in
that could be grown. This ty
for weekly and seasonal me
head or romaine, the produ
Produce? system, which gro
great value to us and our cli
from Deborah and Got Prod
Please don't hesitate to reac
Best regards,
LA & SF Specialty
Greg Bird
Director of Business Develop
Rio Salado College
2323 W. 14th Street, Tempe, AZ 85281
Reference for: Got Produce?
May 13, 2016
To Whom It May Concern:
Please consider this a letter of reference for Got Produce?. I began working with Deborah Walliser around 2009 when I was the Executive Chef for Bon Appetit Management Company at Intel. The first thing that I noticed was the amazing flavor from the tomatoes, peppers and other items I was buying from her. Secondly, the quality of produce from an appearance standpoint was amazing. I don't have a problem cooking with produce that isn't aesthetically perfect if it has great flavor, but the produce I was receiving from GotProduce? hit a home run in both areas. Lastly, Deborah was able to deliver this quality at a reasonable price compared to other local growers.
Now, more than ever, chefs, restauranteurs and retailers are looking to source pesticide-free, sustainable ingredients to feature in their restaurants and stores. This has been spiked by an ever increasing consumer base that cares about where their food comes from and how it was produced. This is evidenced by the rising demand for farmers' markets. There were 8,268 farmer's markets operating in 2014, up 180 percent since 2006. Also since 2006, the number of school districts with farm-to-school programs jumped 420 percent.
I believe the trend will continue as Millenials, or "Generation Yum", tend to care more about where their food comes from compared to prior generations. Restaurants and retailers are positioning
this generation of consumer. Deborah and GotProduce? have the quality produce
self, get very excited about. And she does it with a low carbon footprint with her
growing methods....a win, win for sustainable food production.
to reach out if you have any questions.
Food Systems / Café @ Rio
salado.edu
Salado College is a public college and therefore cannot make endorsements for
Therefore, this letter of reference comes directly from me, Michael Hodgins, based
as a vendor during my years as Executive Chef for Bon Appetit Management
The World's First
got produce?®

"We believe that the Got Produce? system, which grows fresh year round in a sustainable manner, is a great value to us and our clients."

-*Wholefoods* LVB Store #40



" I believe the trend will continue as Millennials tend to care more about where their food comes from compared to prior generations."

-Executive Chef, Bon Appetit
Michael Hodgins



Financial Overview

Franchise Pricing
Turn-Key Greenhouse Kit
Sold as Franchise Business Model in 3 sizes

GP-20
- 23,000 Sq. ft.
- 6 bays
- 20 crop recipes
- CIS controller
- Dual hydroponic systems
- Training

*$305k

GP-50
- 50,000 Sq. ft.
- 12 bays
- 50 crop recipes
- CIS controller
- Dual hydroponic systems
- Positive pressure ventilation
- Training

*$750k

GP-100
- 100,000 Sq. ft.
- 24 bays
- 300 crop recipes
- CIS controller
- Dual hydroponic systems
- Positive pressure ventilation
- Training

*$1,800k

HEADHOUSE

Optional
Used with GP-50 and GP-100 models for harvest, packing and seeding areas. 8,200 Sq. ft.
May be fully or partially equipped.

**$150k

*Prices are for hot climate series. All models available for either hot or cold climates. Standard covering is corrugated polycarbonate with anti- condensation and UV stabilization. Construction and setup excluded.
**Structure only, processing, bagging and automated harvest equipment extra.

Expansion Strategy

Enter Non-registration States In Southern Market Regions



"States in the South and West lead the nation in franchise employment and output growth. Both regions have benefited greatly from renewed flows of domestic migration."

-IHS 2017 Outlook



Customer Profile

Growing local reduces transport costs and increases profitability

"On average, more than 80 percent of the cost of food at the grocery store is attributed to marketing and transportation costs, that of which a farmer gets nothing."

-USDA, ERS

The Franchise model allows anyone to set up and grow fresh produce anywhere in the US!

- Affinity for sustainability

- Ease-of-use expands market to non-farmers

- Located in urban, semi-urban or rural areas

- Sells produce through B2B and B2C channels

Use of Funds

$500K Capital:
Flagship Model for Working Showcase and Franchise Demo

Greenhouse (17, 280 Ft 2):	$180,000
Capital Equipment:	$100,000
Supplies:	$60,000
Pre-Opening:	$160,000
Total:	**$500,000**

Greenhouse Margins
Flagship Unit Greenhouse Profitability

REVENUE/EXPENSE		% OF REVENUE
Gross Revenue	$373,797	100%
Operating Expenses:		
Fertilizers	$5,651	1.50%
Gas/fuel/oil	$5,225	1.40%
Labor	$65,696	17.60%
Repairs and Maintenance	$1,457	0.40%
Seeds and Plants	$8,182	2.20%
Supplies	$32,693	8.70%
Utilities	$18,810	5.00%
Insurance	$1,347	0.40%
Royalty	$26,165	7%
Other Misc. Expenses	$6,561	1.80%
Total Expenses	$171,787	46%
Total Gross Profit	$202,010	56%

Franchise Sales Pro-Forma

Based on Installation of Flagship Facility

Cash Flow Basis (000's)		2017	2018	2019	2020	2021
REVENUE:						
Revenue from Produce	$350	$0	$0	$117	$350	$554
Franchise Fees	$45	$90	$315	$675	$810	$1,215
Green House	$325	$813	$2,438	$4,875	$6,175	$8,450
Royalties	$25	$12	$129	$392	$788	$1,331
Supplies	$65	$43	$379	$1,121	$2,188	$3,678
Gross Revenue		**$958**	**$3,260**	**$7,180**	**$10,311**	**$15,228**
COST OF GOODS:						
Costs of Produce (company facility)		$0	$0	$72	$216	$342
Cost of Structure	$165	$429	$1,254	$2,475	$3,168	$4,059
Cost of Supplies Sold	$41	$38	$263	$759	$1,445	$2,405
Tech Team	$150	$63	$150	$350	$588	$938
IT Setup and Support	$6	$6	$39	$111	$212	$352
Total Cost of Goods		$535	$1,706	$3,766	$5,628	$8,096
MARGIN (Cash Flow Basis):		**$424**	**$1,555**	**$3,413**	**$4,683**	**$7,133**
Labor:						
Total Headcount (FTE Indirect)		3.8	10.0	16.0	20.0	28.5
Indirect Labor		$194	$593	$1,193	$1,531	$2,286
SGA Expenses		$316.5	$416.8	$634.5	$684.1	$719.4
Total Expenses:		**$510.9**	**$1,009.9**	**$1,827.0**	**$2,215.0**	**$3,005.3**
EBITDA		**($87.4)**	**$544.9**	**$1,586.4**	**$2,468.2**	**$4,127.3**

For More Information Contact:



Deborah Walliser, CEO
dwalliser@gotproduce.us
(503) 213-3620
www.gotproduce.us

Got Produce Franchising USA Inc.,
9450 SW Gemini Drive #51741
Beaverton, OR 97008